May 6, 2013

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: H. Roger Schwall

Re:	Jones Energy, Inc.
Draft Registration Statement on Form S-1
Submitted March 29, 2013
CIK No. 0001573166

Ladies and Gentlemen:

Set forth below are the responses of Jones Energy, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 26, 2013, with respect to the above-captioned submission.

The Company is concurrently submitting an amendment to the Confidential Draft Submission Form S-1 (the “Registration Statement”) via EDGAR.  For your convenience, five marked copies of the Registration Statement will be hand delivered to you to facilitate your review.  Furthermore, the Company is concurrently providing certain supplemental information responsive to Staff requests in comments 2, 3, and 14 in separate correspondence, which will also be hand delivered to you.

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Staff’s comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form S-1

General

1.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company advises the Staff that no written materials have been provided by the Company or anyone authorized to act on its behalf to potential investors in the Company’s contemplated IPO in reliance on Section 5(d) of the Securities Act. The Company further advises the Staff that the brokers and dealers participating in the offering have confirmed to the Company that no research reports concerning the Company in reliance on Section 105(a) of the Jumpstart Our Business Startups Act have been published or distributed by any such broker or dealer participating in the offering.

Industry and Market Data, page v

2.                                      With respect to your internal estimates and any third-party statements presented in your prospectus such as the market data by Smith Bits, please set forth in the prospectus the date of the research information you cite.  In addition, please supplementally provide us with the relevant portions of such reports.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.  Please also tell us whether any third party reports used were prepared in connection with the registration statement or whether you commissioned any of the reports.

Response:  The Company has revised the Registration Statement to set forth the date of the research information that we cite. Please see pages 4, 5, 94 and 95 of the Registration Statement. In addition, the Company has provided under separate cover excerpts of relevant portions of such reports, marked to highlight the applicable portion and cross-referencing to the corresponding location in the Registration Statement. Confidential treatment has been requested for these materials pursuant to 17 C.F.R. § 200.83. Finally, the Company confirms that no such third party reports cited were commissioned by the Company or prepared in connection with the Registration Statement.

Prospectus Summary, page 1

Overview, page 1

3.                                      Provide us with support for your statement that you are “one of the lowest-cost drilling and completion operators in our areas of operation.”

Response:  As support for this statement, the Company has provided under separate cover a spreadsheet comparing monthly average authorizations for expenditure, or AFEs, for the Company and other exploration and production companies in the Cleveland and Woodford formations, and the associated pooling orders by the Corporation Commission of the State of Oklahoma, or the CCO, which set forth the estimated well costs used to provide the average AFEs in the spreadsheet. Confidential treatment has been requested for the excerpts pursuant to 17 C.F.R. § 200.83. Under Oklahoma law, if an oil company cannot successfully locate or cannot reach an agreement with all of the mineral owners of a particular spacing unit as to how to develop the unit, the oil company can apply to the CCO to have those people or other oil companies who have not agreed, “force pooled” into the unit. As part of the forced pooling process, AFEs are required to be filed with the CCO. The pooling orders, which include the AFEs, are publicly available. In addition, we have revised the statement on pages 1, 69 and 91 of the Registration Statement to refer specifically to the Company’s Cleveland and Woodford properties.

Our business strategies, page 4

Opportunistically allocate our resources and capital to enhance returns, page 6

4.                                      We note that you intend to capitalize on the more favorable liquids pricing environment by continuing to drill acreage with significant oil and NGL components, where 100% of your 2013 drilling capital budget is focused.  Please tell us what impact, if any, your plan has on your ability or intent to develop undeveloped natural gas reserves within five years of initial booking.

Response:  The Company does not expect that its drilling plan will affect its ability or intent to develop undeveloped natural gas reserves within five years of initial booking. While the Company’s 2013 drilling capital budget is focused on acreage with significant oil and NGL components, the wells on this acreage are typically comprised of a mix of oil and NGLs, as well as natural gas. For example, production from the Company’s most recent Cleveland wells have been characterized by 36% natural gas, and as indicated on page 100 of the Registration Statement, the 66 planned gross Cleveland wells comprise the substantial majority of the Company’s 2013 drilling plan. Although the Company is focusing during 2013 on wells in our drilling program with significant oil and NGL components in order to capitalize on the more favorable liquids pricing environment, due to the meaningful natural gas component inherent in the wells in the Company’s drilling program, the Company expects that all of the undeveloped natural gas reserves included in the Company’s reserve report will be developed within five years of initial booking.

Organization, page 10

5.                                      Revise the table on page 10 to indicate the percentages of JEH LLC to be held by each of the Jones Energy and Jones Class B Holdings.

Response:  In light of the Staff’s comment, the Company has revised its disclosure in the table on page 10 of the Registration Statement to indicate the percentages of JEH LLC to be held by each of Jones Energy, Inc. and the Existing Owners. The organizational structure has been revised to eliminate Jones Class B Holdings.

Risk Factors, page 21

Risk related to this offering and our Class A common stock, page 45

We will be required to make payments under the Tax Receivable Agreement . . .” page 50

6.                                      You disclose that the payments that you will be required to make under the Tax Receivables Agreement will be substantial, without providing any quantification of such payments.  Please disclose an estimate of the aggregate payments under this agreement and an estimated range of these annual payments.  Please also provide a cross-reference, with corresponding page number, to the unaudited pro forma financial data that discloses this information in your financial statements.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that payment obligations will be triggered under the Tax Receivable Agreement only if, as and when exchanges of JEH LLC Units for shares of the Company’s Class A common stock occur.  In this regard (and unlike many of the precedent offerings in this area), no such exchanges will occur either prior to or in connection with the IPO. As disclosed on page 50 and 132 of the Registration Statement, the actual amount of payments that may be required under the Tax Receivable Agreement as a result of future exchanges of JEH LLC Units for shares of Class A common stock will be based upon a number of factors, including the following:

•                  the timing of future exchanges of JEH LLC Units for shares of Class A common stock;

•                  the market price of Class A common stock on the date of each exchange (since such market price will determine the amount of tax basis increases resulting from the exchange); and

•                  the amount of the future tax benefits realized under then current tax regimes as a result of the tax basis increase associated with the exchange which, in turn, will be based on a number of additional factors, including: (i) the relative values of the assets of JEH LLC at the time of each exchange (since these relative values will determine the manner in which such tax basis increase is allocated among the various assets of JEH LLC), (ii) the depletable and depreciable lives of the assets to which the tax basis increase is allocated, (iii) the extent to which the Company generates positive taxable income in the future (and, thus, is able to obtain a tax benefit from the additional depletion, depreciation and amortization deductions generated from the tax basis increases), (iv) future drilling activity levels and the resultant tax deductions and credits that may be generated, and (v) the tax rates then applicable.

None of the foregoing factors can be reasonably predicted or estimated at the current time.  Moreover, the Company submits that the range of possible outcomes of potential tax benefits payments is considerably more variable for an exploration and development company with an active ongoing drilling program that generates significant tax deductions and credits. For an active exploration and development company like the Company, the range of reasonably possible outcomes for qualifying incremental tax benefits payments may start with zero. Thus, the Company believes any estimation of the aggregate or annual liability under the Tax Receivable Agreement would be inherently arbitrary.  Accordingly, the Company respectfully requests that the Staff reconsider its request that the Registration Statement contain a quantification of these payments.

As discussed below in our response to Comment 21, the pro forma financial statements contained in the Registration Statement no longer include an adjustment to accrue a liability related to the Tax Receivable Agreement. As a result, we have not included a cross-reference to the unaudited pro forma financial data in this risk factor.

7.                                      You disclose that there may be a substantial negative impact on your liquidity if the payments under the Tax Receivable Agreement exceed the actual tax benefits you realize, and/or if distributions to you from JEH LLC are not sufficient to cover your payments due under the Tax Receivable Agreement after you have paid your taxes and other obligations.  Please explain what happens if you do not have available cash to satisfy your payment obligations.  In this regard, it appears that if you fail to make a payment when due, the payment will be deferred and interest will accrue subject to a cure period.  Please also explain the cure period.

Response:  The current draft of the Tax Receivable Agreement provides that the Company may elect to defer payments (with an interest charge) under this agreement to the extent it has not received cumulative cash distributions from JEH LLC in amounts sufficient to allow the Company to make the cumulative payments due under the Tax Receivable Agreement plus the cumulative tax liabilities owed by the Company, except in the cases in which there is an early termination of the Tax Receivable Agreement or a change in control that accelerates payments thereunder.  Accordingly, other than in these specified cases, the lack of available cash to satisfy obligations under the Tax Receivable Agreement would not constitute a default thereunder.  If there were an early termination or a change of control that accelerated the payments due under the Tax Receivable Agreement and the Company did not have available cash to satisfy the accelerated obligations, such a failure to pay would constitute a breach of the Tax Receivable Agreement. The cure period is no longer relevant given that a failure to make timely payments simply results in an interest charge.

Use of Proceeds, page 59

8.                                      We note your disclosure regarding the use of proceeds by JEH LLC.  Quantify the outstanding letters of credit.  Also, disclose if any material amounts of other funds will be necessary to pay down JEH LLC’s indebtedness.  See Instruction 3 to Item 504 of Regulation S-K.  Finally, address any plans to draw down on the credit facility after the use of the proceeds to repay the outstanding borrowings.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 59 of the Registration Statement to (i) quantify the outstanding letters of credit, (ii) indicate that no material amounts of other funds will be necessary to pay down JEH LLC’s indebtedness, and (iii) indicate that, upon repayment of the senior secured credit facility, the Company does not have any plans to borrow additional amounts under the senior secured credit facility to repay other borrowings.

Factors that significantly affect our operations, page 69

9.                                      Expand the second paragraph to indicate the percentages of NGLs represented by ethane.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 70 of the Registration Statement to indicate the percentages of NGLs represented by ethane.

Hedging, page 72

10.                               Indicate the amount of production that you have hedged historically and address any plan to revise that strategy.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 72 of the Registration Statement accordingly.

Business, page 91

Overview, page 93

11.                               We note your 2012 capital expenditures of $122 million, the 48 gross wells you drilled in 2012 and the 2013 budget of $179 million to drill and complete 88 gross/60 net wells ($3 million/well).  Please compare for us your 2013 budget of $3 million/net well with your share of the 2012 historical unit costs to drill and complete the 48 gross wells.  Note that the 48 gross well figure differs from the 39 gross, 21 net wells from your drilling activity disclosure on page 110.  Address that here and on page 110.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on pages 93 and 110 of the Registration Statement accordingly. With regard to the differences between the 2012 and 2013 capital expenditures, of the $122.1 million of 2012 capital expenditures, $85.1 million was used for drilling and completion of the 48 gross (23 net) wells, resulting in an average drilling and completion cost of approximately $3.7 million per well. The remaining capital expenditures were used for (i) 13 wells that were spud in 2011 and completed in 2012, (ii) maintenance and leasehold activity, (iii) a purchase price adjustment in connection with the Chalker acquisition for 4 wells drilled by Chalker Energy Partners, and (iv) certain well-related fees pursuant to the Southridge joint development agreement.  Of the 2013 capital expenditure budget of $196 million, $181 million is expected to be used to drill and complete 90 gross (61 net) wells, with an estimated average drilling and completion cost of approximately $3 million per well.  The remainder of the 2013 capital expenditure budget will be devoted to seismic, leasing and other discretionary expenditures. The estimated decrease in the Company’s average per well drilling and completion costs from 2012 to 2013 primarily results from the optimization of the Company’s well completion design and cost-cutting measures with its service providers that were initiated in the fourth quarter of 2012. With regard to the differences in the gross well figures, the Company has corrected those figures on page 110 of the Registration Statement.

Development of Proved Undeveloped Reserves, page 107

12.                               We note the discussion of the changes to your proved undeveloped reserves and the omission of discussion and figures for fiscal year 2012 additions to PUD reserves.  You converted 5.4 MMBOE to proved developed status which would appear to have left year-end 2012 PUD reserves of 42.4 MMBOE (=47.8 MMBOE-5.4 MMBOE) with no additions.  Instead you have disclosed year-end 2012 PUD reserves of 46.2 MMBOE as illustrated in the table below.  Item 1203(b) of Regulation S-K requests that registrants “Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.” Please amend your document to disclose PUD reserve changes due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery.

Year End 2011 PUD Reserves	47.8 MMBOE
Converted to Proved Developed	-5.4 MMBOE
Additions	?
Year-End 2012 PUD Reserves	42.4 MMBOE? (Disclosed 46.2 MMBOE)

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 107 of the Registration Statement accordingly.

Undeveloped Acreage Expirations, page 109

13.                               In the expiring acreage table, it appears the sum of three years’ expiring undeveloped leases -18,663 net acres — is larger than the total undeveloped acres — 15,328 net acres - in the “Acreage Summary” table above.  Please amend your document to correct this inconsistency.

Response:  The Company acknowledges the Staff’s comment and has corrected this inconsistency on page 109 of the Registration Statement.  The sum of the three years’ expiring undeveloped net acres has been changed from 18,663 net acres to 13,920 net acres. The total undeveloped acres have been changed from 15,328 net acres to 17,437 net acres.

Drilling Activity, page 110

14.                               You indicate that you “successfully drilled 26 proved undeveloped wells and completed 24 proved undeveloped wells” in 2012.  Please furnish to us narratives and an interactive spread sheet comparison for the pre-drill and post-drill proved estimated ultimate recoveries for each of these 24 wells.  Address any significant differences in EUR before and after drilling and include post-drilling production decline curves with EURs, b-factors, initial and final production rates and initial and final decline rates.

Response:  In response to the Staff’s request, the Company has provided under separate cover a narrative explanation and interactive spreadsheet comparison for the pre-drill and post-drill proved estimated ultimate recoveries for the referenced 24 proved undeveloped wells, which address the significant differences in EUR before and after drilling, and include post-drilling production decline curves with EURs, b-factors, initial and final production rates and initial and final decline rates.  Confidential treatment has been requested for these materials pursuant to 17 C.F.R. § 200.83.

Marketing and major customers, page 111

15.                               Please provide the names of your four customers that each accounted for more than 10% of your total oil and natural gas sales.  See Item 101(c)(1)(vii) of Regulation S-K.  In this regard, we note that you disclose such names on page F-16 under “Dependence on major customers.”

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 111 of the Registration Statement to provide the names of the customers that each accounted for more than 10% of the Company’s total oil and natural gas sales.

Environmental matters and regulation, page 114

Other regulation of hydraulic fracturing, page 116

16.                               You cross-reference to “the above Risk Factors for a further discussion of state hydraulic fracturing regulations.” Please provide a cross-reference to the specific risk factor in which this information is disclosed.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 116 of the Registration Statement to provide a cross-reference to the specific risk factor discussing state hydraulic fracturing regulations.

Management, page 122

Directors and executive officers, page 122

17.                               You disclose Mike S. McConnell’s position as “Director and President.” However, you signature page also indicates that Mr. McConnell serves in the capacities of your principal accounting and financial officer.  Please indicate here all positions and offices held by Mr. McConnell.

Response:  The Company acknowledges the Staff’s comment and confirms that all board and officer positions held by Mike S. McConnell are properly listed in the Registration Statement.  Mr. McConnell currently serves as Director and President of the Company. However, pursuant to the instructions to Form S-1, the Registration Statement must be signed by its principal financial officer, principal accounting officer or persons performing similar functions. During the temporary period in which the Company has not had a named Chief Financial Officer, Mr. McConnell, whose designated officer titles have not changed, has performed functions similar to a principal accounting and principal financial officer. The Company confirms that it will update the Registration Statement if necessary to reflect any changes to the position and offices of the Company’s executive officers prior to the public filing of the Registration Statement.

Principal stockholders, page 137

18.                               Please disclose the beneficial ownership of your Class B common stock in a separate column, in addition to showing combined voting power.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure in the table on page 136 of the Registration Statement to include the beneficial ownership of the Company’s Class B common stock in a separate column in addition to showing combined voting power.

Class B Common Stock, page 138

19.                               Explain when Class B common stock would be eligible to receive “dividends consisting of shares of our Class B common stock.”

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page 138 of the Registration Statement to indicate that there will be no distribution for the holders of the Company’s Class B common stock in a liquidation or winding up of the Company and that the holders of Class B common stock may only receive dividends if dividends in the same amount per share are simultaneously paid to the holders of Class A common stock or the dividend consists of shares of Class B common stock (or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock) and a dividend consisting of Class A common stock (or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock) on the same terms is simultaneously paid to the holders of Class A common stock.

Underwriting, page 148

20.                               Please clarify what constitute the “exceptions” to the lock-up agreements.  In this regard, we note that in your risk factor on page 48 entitled “the underwriters of this offering may waive or release parties to the lock-up agreements . . .,” you disclose that J.P. Morgan, at any time and without notice, may release all or any portion of the Class A common stock subject to the lock-up agreements.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the Company is in the process of finalizing the form of lock-up agreement. The Company confirms that it will revise the Registration Statement in a future amendment to clarify what constitutes the exceptions to the lock-up agreements once the form of agreement has been finalized.

Index to financial statements, page F-1

Unaudited pro forma condensed consolidated financial statements, page F-2

21.                               Please provide an additional set of pro forma financial statements to reflect the range of scenarios under the Exchange Agreement.  That is, provide pro forma financial statements to reflect (1) a 100% exchange of JEH LLC Units, and the related amounts under the Tax Receivable Agreement and additional income tax provision, and (2) zero exchange of JEH LLC Units, and the related noncontrolling interest.  Please also quantify the number of pro forma Class A and Class B common shares outstanding for each scenario and the weighted average Class A common shares outstanding for the earnings per share calculations.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the pro forma adjustment to reflect a liability related to the Tax Receivable Agreement referenced in the initial Form S-1 submission by the Company was included based on the assumption that exchanges of JEH LLC Units for shares of Class A common stock would occur in connection with the initial public offering of Class A common stock.  Since that filing, it has been determined that no such exchanges will occur.  Accordingly, this pro forma adjustment has been removed from the pro forma financial statements contained in the Registration Statement.

For the reasons discussed in the response to Comment 6 above, the Company believes that any estimation of the liability under the Tax Receivable Agreement at this time would be inherently imprecise and arbitrary, as it is dependent upon the time of election by the holders of Class B common stock to exchange and the then current stock price, among other factors.  Accordingly, the Company requests that the Staff reconsider its request that the Registration Statement contain a quantification of these payments.

Unaudited pro forma condensed consolidated statement of operations, page F-5

22.                               We note that for Jones Energy Holdings, LLC lease operating expenses as a percentage of oil and gas sales are 15.5%.  However, for the Chalker properties acquired lease operating expenses are only 3.5% of oil and gas sales.  Please disclose the reason for this difference and whether you expect lease operating expenses as a percentage of oil and gas sales for the acquired properties to increase in the future.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-5 and F-7 of the Registration Statement accordingly. Lease operating expenses for historical JEH LLC properties represent approximately 15.5% of oil and gas sales, and 3.5% of oil and gas sales for the properties acquired in the Chalker acquisition. The difference is due to the following: (i) workover expense represents approximately 23% of the lease operating expense for the JEH LLC properties, whereas the Chalker properties, most of which were drilled in 2011 and 2012, did not have significant workover expenses during the year ended December 31, 2012; and (ii) the Chalker properties are significantly more oil-rich than the JEH LLC properties and therefore have generated a higher average revenue per well (and correspondingly lower lease operating expenses as a percentage thereof).  The Company expects lease operating expenses as a percentage of oil and gas sales for the Chalker properties to increase in the future as workover expenses increase over the life of the wells.

Notes to unaudited pro forma financial data, page F-6

Note 2. Unaudited pro forma condensed consolidated balance sheet adjustments and  assumptions, page F-6

23.                               Please disclose in Note C your accounting policy for recording the liability related to the Tax Receivable Agreement (i.e., upon execution of the

Exchange Agreement or exchange of a JEH LLC Unit).  In addition, as it relates to Note C, please clarify for us the basis for recording a full valuation allowance against the deferred tax asset and clarify how the recording of an allowance is consistent with you receiving a benefit from the tax basis increases.  And finally, please discuss in your liquidity and capital resources section your estimate of annual payments under the Tax Receivable Agreement.

Response:  As discussed above in the response above to Comment 21, the Company has revised the pro forma financial statements in the Registration Statement to eliminate the adjustment for the Tax Receivable Agreement liability and the corresponding footnote explanation of the adjustment since no specific exchange transaction is contemplated in respect of the IPO.

Following the offering, the Company’s accounting policy for recording liabilities relating to the Tax Receivable Agreement will be to recognize liabilities relating to the Tax Receivable Agreement if, as and when JEH LLC Units are actually exchanged for shares of Class A common stock.  The amount of such liability to be accrued at such time is expected to be based upon the factors described under the response to Comment 6 above.

In light of the Staff’s comment, the Company has supplemented its liquidity disclosure to qualitatively address the potential impact of payments under the Tax Receivable Agreement. Further, for the reasons discussed in the response to Comments 6 and 21 above, the Company believes that any estimation of the liability under the Tax Receivable Agreement at this time would be inherently arbitrary.  Accordingly, the Company requests that the Staff reconsider its request that the Registration Statement contain a quantification of these payments in the liquidity and capital resources disclosure.

Supplemental information on oil and gas producing activities (unaudited), page F-31

Reserves, page F-31

24.                               FASB ASC Paragraph 932-235-50-5 requires “appropriate explanation of significant changes” for line items in the reconciliation of your disclosed proved reserves.  Please amend your document to explain the details/circumstances of revisions in 2011 and 2012.

Response:  The Company acknowledges the Staff’s comment and has revised its disclosure on page F-32 of the Registration Statement accordingly.

Exhibits

25.                               Please file all agreements required to be filed by Item 601 of Regulation S-K as soon as possible.  For example, you do not appear to list in the exhibit index the tax receivable Agreement; the lock-up agreements; or

any material joint development agreements.  Once filed, we may have further comment.

Response:  The Company acknowledges the Staff’s comment and confirms that it will file all remaining exhibits as soon as possible. In addition, the Company has revised the exhibit index to include the Tax Receivable Agreement. The Company will file the remainder of the exhibits by amendment as soon as possible to allow the Staff sufficient time to review, including the form of lock-up agreement, which will be included in the form of Underwriting Agreement. With regard to joint development agreements, the Company frequently enters into such agreements and considers them to ordinarily accompany the kind of business conducted by the Company. The Company’s business is not substantially dependent on any particular joint development agreement, among other reasons because the failure to perform the Company’s obligations thereunder or termination thereof would only result in the loss of future opportunities for the Company to drill wells under the respective agreement, which opportunities management believes would be replaceable with alternative joint development partners or through other means. Further, none of the Company’s joint development agreements require the acquisition or sale of any property, plant or equipment for consideration exceeding 15% of such fixed assets of the Company on a consolidated basis. For these reasons the Company does not believe that its joint development agreements are required by Item 601 of Regulation S-K to be filed as exhibits to the Registration Statement.

Exhibit 99.1

26.                               Revise this report to provide a discussion the considerations of and sources for the estimated future capital costs presented.

Response:  The Company acknowledges the Staff’s comment and Exhibit 99.1 has been revised and re-submitted with the Registration Statement to include a discussion of the considerations and sources for the estimated future capital costs presented.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (512) 328-2953 or Mike Bengtson of Baker Botts L.L.P. at (512) 322-2661.

Very truly yours,

JONES ENERGY, INC.

By:	/s/ Jonny Jones
Jonny Jones, Chairman of the Board and Chief Executive Officer

Enclosures

cc:	Michael L. Bengtson, Baker Botts L.L.P.
Paul F. Perea, Baker Botts L.L.P.
James M. Prince, Vinson & Elkins, L.L.P.
Douglas E. McWilliams, Vinson & Elkins, L.L.P.